SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                    FORM 6-K

                            Report of Foreign Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                    For the nine months ended September 1999
                      Polska Telefonia Cyfrowa Sp. z o.o.
             (Exact Name of Registrant as Specified in Its Charter)
                      Al. Jerozolimskie 181, 02-222 Warsaw
                    (Address of Principal Executive Offices)
                                     Poland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X|     Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_|           No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Polska Telefonia Cyfrowa Sp. z o.o. (the "Company") is a limited liability company (spolka z ograniczona odpowiedzialnoscia) organized under the laws of the Republic of Poland. References to the "Notes" are to the 10 3/4 % Senior Subordinated Guaranteed Discount Notes due July 1, 2007 issued by PTC International Finance B.V., a wholly owned finance subsidiary of the Company organized under the laws of The Netherlands ("PTC International Finance"), and fully and unconditionally guaranteed by the Company. References to the "Company Guarantee" are to the Company's guarantee of the Notes. PTC International Finance essentially has no independent operations and does not file separate reports under the Securities Exchange Act of 1934 (the "Exchange Act").

The Company publishes its Financial Statements in Polish Zloty. In this quarterly report on Form 6-K (the "Form 6-K"), references to "zloty" or "PLN" are to Polish currency, references to "U.S. dollars", "USD" or "$" are to United States currency, references to "Deutschmark" or "DM" are to German currency and references to "Euros" are to the single currency of those member states of the European Union (the "EU") that entered the third stage of economic and monetary union pursuant to the Maastricht Treaty on January 1, 1999. As at January 1, 1999, the Euro replaced the "ECU", the European Currency Unit at a ratio of one Euro to one ECU.

The Federal Reserve Bank of New York does not certify for customs purposes a noon buying rate for Zloty. For the convenience of the reader, this Form 6-K contains translations of certain Zloty amounts into U.S. dollars at the rate of PLN 4.1141 = $1.00, the exchange rate quoted for accounting purposes by the National Bank of Poland ("NBP"), the Polish central bank, on September 30, 1999 (the "Fixing Rate"). These translations should not be construed as representations that such zloty amounts actually represent such U.S. dollar amounts or could be, or could have been, converted into U.S. dollars at the rates indicated or at any other rate.

The Company's interim financial statements for the nine months ended September 30, 1999 (the "Financial Statements") attached to this Form 6-K have been prepared in accordance with International Accounting Standards ("IAS"), which differs in certain respects from generally accepted accounting principles in the United States ("U.S. GAAP") (see Note 24 to the Financial Statements). Unless otherwise stated herein, all financial information presented in this Form 6-K has been prepared in accordance with IAS.

The Company's registered office and its headquarters are located at Al. Jerozolimskie 181, 02-222 Warsaw; telephone (48 22 699-6000).

                                TABLE OF CONTENTS

                                                                            Page

Selected Financial Data ...................................................... 4
Management's Discussion and Analysis of Financial Condition and
      Results of Operations for the nine months ended September 30, 1999 ..... 5
Significant Transactions and Agreements ......................................15
Legal Proceedings ............................................................15
Shareholders and Board Members ...............................................15
Signatures ...................................................................17
Financial Statements (unaudited):
      Condensed Consolidated Statements of Operations for the
      periods from January 1, 1999 to September 30, 1999 and
      from January 1, 1998 to September 30, 1998 .............................19
      Condensed Consolidated Balance Sheets as at September 30,
      1999 and December 31, 1998 .............................................20
      Condensed Consolidated Statements of Cash Flows for the
      periods from January 1, 1999 to September 30, 1999 and
      from January 1, 1998 to September 30, 1998 .............................21
      Condensed Consolidated Statements of Changes in Equity
      for the periods from January 1, 1999 to September 30,
      1999 and from  January 1, 1998 to December 31, 1998 ....................22
      Notes to the Condensed Consolidated Financial Statements ...............23

                             Selected Financial Data

                                                                 (Unaudited)               (Unaudited)
                                                              Nine months ended         Nine months ended
                                                              September 30, 1999        September 30, 1998
                                                          ---------------------------   ------------------
                                                             PLN              $(1)             PLN
                                                          ---------------------------       ----------
                                                                (in thousands)
Statement of Operations Data

International Accounting Standards
Net Sales:
      Service revenues and fees                            1,647,637          400,485          980,143
      Sales of telephones and accessories                    166,256           40,411          127,411
                                                          ----------       ----------       ----------
            Total net sales                                1,813,893          440,896        1,107,554
Cost of sales:
      Cost of services sold                                 (642,345)        (156,133)        (425,867)
      Cost of sales of telephones and accessories           (528,494)        (128,459)        (254,181)
                                                          ----------       ----------       ----------
            Total cost of sales                           (1,170,839)        (284,592)        (680,048)
                                                          ----------       ----------       ----------
      Gross margin                                           643,054          156,304          427,506
Operating expenses:
      Selling and distribution costs                        (330,013)         (80,215)        (193,626)
      Administration and other operating costs              (113,035)         (27,475)         (81,951)
                                                          ----------       ----------       ----------
Total operating expenses                                    (443,048)        (107,690)        (275,577)
                                                          ----------       ----------       ----------
Operating profit                                             200,006           48,614          151,929
Interest and other financial expense, net                   (360,486)         (87,621)        (143,319)
                                                          ----------       ----------       ----------
(Loss) profit before taxation                               (160,480)         (39,007)           8,610
                                                          ----------       ----------       ----------
Taxation expense                                             (35,331)          (8,588)         (36,425)
                                                          ----------       ----------       ----------
Net loss                                                    (195,811)         (47,595)         (27,815)
                                                          ==========       ==========       ==========
U S  GAAP
Revenues                                                   1,813,893          440,897        1,107,554
Cost of sales                                             (1,166,380)        (283,508)        (677,300)
Operating expenses                                          (449,827)        (109,338)        (272,838)
Interest and other financial expense, net                   (400,861)         (97,436)        (174,114)
Taxation expense                                             (35,331)          (8,588)         (36,425)
                                                          ----------       ----------       ----------
Net loss                                                    (238,506)         (57,973)         (53,123)
                                                          ==========       ==========       ==========

                                                             At September 30, 1999      At December 31, 1998
                                                          ---------------------------   --------------------
Balance Sheet Data

International Accounting Standards
Long-term assets                                           3,435,838          835,137        2,340,813
Total assets                                               4,091,888          994,601        2,761,103
Long-term liabilities, provisions and deferred taxes       2,751,339          668,758        1,892,501
Total liabilities                                          3,990,860          970,044        2,464,264
Shareholders' equity                                         101,028           24,557          296,839
U S  GAAP
Long-term assets                                           3,315,512          807,538        2,263,182
Total assets                                               3,871,562          965,354        2,683,472
Shareholders' equity                                         (19,298)          (4,691)         219,208

----------

(1) Solely for the convenience of the reader, zloty amounts have been translated into U.S. dollars at the rate of PLN 4.1141 per $1.00, the Fixing Rate announced by the National Bank of Poland on September 30, 1999.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           FINANCIALCONDITION AND RESULTS OF OPERATIONS FOR THE NINE
                        MONTHS ENDED SEPTEMBER 30, 1999

Results of Operations

Overview

The Company was formed in December 1995 and awarded a fifteen-year non-exclusive GSM license (the "License") in February 1996 by the Polish Ministry of Communications. Thereafter, the Company commenced construction of its GSM network, and in September 1996, started offering services to subscribers under the brand name Era GSM. Since that time, the Company has experienced rapid growth and development. The following table sets forth information about the Company's subscribers and GSM cellular network coverage as at the dates indicated:

                                                 September 30,   September 30,
                                                     1999            1998

Number of Subscribers                              1,499,989        646,821

Coverage of GSM cellular network in Poland:

    Geographical area covered                         83%             74%

    Population covered                                93%             85%

The Company recorded a net loss of PLN 195.8 million in the first nine months of 1999, as compared with a net loss of PLN 27.8 million during the same period in 1998. Operating profits increased to PLN 200.0 million in the first nine months of 1999, compared with PLN 151.9 million for the same period in 1998. The strong growth in net sales and gross margin in service revenues and fees was largely offset by increased cost of sales for promotional telephones and accessories. The net loss for the first three quarters of 1999 also reflects an increase in net interest and other financial expense to PLN 360.5 million, as compared to PLN 143.3 million for the same period in 1998.

The following table sets forth the Company's gross margin by net sales category for the periods indicated:

                                                         Nine months ended
                                                           September 30,
                                                     -------------------------
                                                        1999           1998
                                                     ----------     ----------
                                                        (in thousands of PLN)

Net service revenues and fees                         1,647,637        980,143
Cost of services sold                                   642,345        425,867
                                                     ----------     ----------
    Gross margin from service revenues and fees       1,005,292        554,276
                                                     ----------     ----------
    Gross margin percentage of net service and
    fees revenue                                           61.0%          56.6%
Sales of telephones and accessories                     166,256        127,411
Cost of sales of telephones and accessories             528,494        254,181
                                                     ----------     ----------
    Gross margin from sales of telephones and
    accessories                                        (362,238)      (126,770)
                                                     ----------     ----------
    Gross margin percentage of net telephones and
    accessories revenue                                  (217.9%)        (99.5%)
                                                     ----------     ----------
Gross margin                                            643,054        427,506
                                                     ==========     ==========
Gross margin percentage of total net revenues              35.5%          38.6%
                                                     ==========     ==========

Net Sales

The Company's net sales were PLN 1,813.9 million in the first nine months of 1999, as compared with PLN 1,107.6 million during the same period in 1998. Net sales consist primarily of service revenues and fees, comprised of air-time tariffs, monthly service fees and service activation fees. Air-time tariffs include revenues from incoming and outgoing calls and revenue from the sale of pre-paid air-time minutes.

Service revenues and fees were PLN 1,647.6 million during the first nine months of 1999, as compared with PLN 980.1 million during the same period in 1998. The growth in service revenues and fees primarily reflects an increase in the number of the Company's subscribers to approximately 1.5 million as of September 30, 1999, including 319,000 Tak Tak pre-paid GSM service subscribers, as compared with 647,000 subscribers as at September 30, 1998. This trend was partially offset by a decrease in the monthly average revenue per subscriber to PLN 158 for the three months ended September 30, 1999, from PLN 222 for the same period in 1998.

In order to harmonize tariff plans and better target various markets, the Company introduced three new tariff plans in the third quarter of 1999: (i) one prepaid service, Caly Dzien, on October 11, 1999; and (ii) two post-paid services, Po Prostu and VIP, on October 15, 1999. Caly Dzien offers lower rates during the daytime for active users, while Po Prostu and VIP feature flat rates per minute for calls throughout Poland. The Company also introduced a night time zone rate pricing and the decrease in activation fees for post-paid customers by more than 80%.

On October 15, 1999, the Company also launched Stokrotka, a customer loyalty program with the Polish meaning "gratitude". The goal of the point-based program is to minimize voluntary churn and promote phone usage. Customers earn points through on-time payments and length of time in the program. Points can be exchanged for telephone accessories or partner awards. Initial program partners are Kodak, Empik (books and music retailer), Panasonic, Ving (package travel), LOT Polish Airlines and British Airways.

Sales of handsets and accessories were PLN 166.3 million during the first nine months of 1999, as compared with PLN 127.4 million during the same period in 1998. Since beginning operations, the Company has conducted many promotional campaigns in which it offered reduced prices for handsets and activation fees during specific periods. As a result of these promotional campaigns, a significant number of new subscribers have been added, although revenues from sales of handsets and accessories have been negatively effected by promotional discounting of the cost of handsets and accessories to subscribers.

Net interconnect income of PLN 274.5 million is included in the gross margin from service revenue and fees for the first nine months of 1999, which is comprised of PLN 364.0 million in gross sales and PLN 89.5 million of expense. For the same period in 1998, the net interconnect income was PLN 145.1 million, consisting of PLN 196.3 gross sales and PLN 51.2 million of expense. The Company has interconnect agreements with TPSA (Telekomunikacja Polska S.A.), Polkomtel and Netia Telekom.

Cost of Sales

The Company's cost of sales were PLN 1,170.8 million in the first nine months of 1999, as compared with PLN 680.0 million in the same period in 1998. Gross margin was PLN 643.0 million in the first nine months of 1999, as compared with a gross margin of PLN 427.5 million in the same period in 1998. As a percentage of net sales, gross margin represented 35.5% and 38.6% in the first nine months of 1999 and 1998, respectively.

The decrease in gross margin as a percentage of net sales for the nine months ended September 30, 1999 is the result of the Company's increased promotional activities, primarily the cost of sales for handsets and accessories which are often sold below cost in an effort to attract subscribers. This decline in gross margin from sales of telephones and accessories of PLN 235.5 million was more than offset by the increase in gross margin from service revenues and fees of PLN 451.0 million, which reflected strong growth in the Company's subscriber base.

The continuous growth of the Company's GSM network has resulted in increased demand for transmission capacity. Presently, a large portion of the transmission capacity is provided by lines leased from TPSA, the Polish wireline operator. The Company has entered into a contract with Ericsson Radio Systems AB to construct a new "backbone" transmission network in order to minimize the use of the TPSA's leased lines. The Company believes that, when completed, the backbone network will reduce cost of sales and the Company's dependence on external suppliers. Construction of the initial phase of the backbone network commenced in November 1998 and will be completed in the first quarter of 2000.

Operating Expenses

The Company's operating expenses were PLN 443.0 million during the first nine months of 1999, as compared with PLN 275.6 million in the same period in 1998. As a percentage of net sales; however, operating expenses during the nine months ended September 30, 1999 were 24.4%, as compared to 24.9% during the nine months ended September 30, 1998.

Selling and distribution costs were PLN 330.0 million in the nine months ended September 30, 1999, as compared with PLN 193.6 million in the same period in 1998. The selling and distribution costs for the nine months ended September 30, 1999 included significant but proportional increases in advertising costs for promotions associated with the Company's continued marketing roll-out, sales force salaries and wages, and charges to the doubtful debtors provision. The charge to doubtful debtors provision, increased to PLN 105.9 million for the nine months ended September 30, 1999 from PLN 57.8 million for the nine months ended September 30, 1998. This was primarily a result of a substantial increase in the number of the Company's subscribers and the creation of a near full provision for doubtful debtors for prior years.

Administration and other operating costs were PLN 113.0 million for the nine months ended September 30, 1999, as compared with PLN 82.0 million for the same period in 1998. The increase in operating cost for the first nine months of 1999 as compared with the same period in 1998 were primarily due to increased employee hiring and external services to support the Company's growth.

Additionally, a portion of increased total wages and salaries in 1999 was directly offset by lower cost for social insurance benefits. In 1999, the Polish Government implemented a shared contribution plan between employers and employees for social insurance pursuant to which a portion of the contribution burden was shifted from the employer to the employees. The Company, therefore was required to equalize the impact of this shift to employees by increasing their compensation accordingly.

Interest and Other Financial Expenses, Net

Combined interest and other financial income and expenses for the nine months ended September 30, 1999 were PLN 360.5 million net expense, as compared to PLN
143.3 million net expense for the same period in 1998. This reflects increased interest charges and foreign exchange losses primarily due to borrowings and currency exposure under the Bank Credit Facility and Notes for the purpose of funding the network build-out.

Net interest expenses were PLN 159.1 million for the nine months ended September 30, 1999, as compared to PLN 76.4 million for the nine months ended September 30, 1998. Interest on the Bank Credit Facility accrues continuously. Cash interest on the Notes does not commence accruing until July 1, 2002. Interest is payable; however, on the Bank Credit Facility each year as individual drawdowns mature; and payable on the Notes starting January 1, 2003 for the accrued portion of the prior six months balance.

As a result of the depreciation of the Zloty in relation to other major currencies, the Company incurred a net foreign exchange loss of PLN 201.4 million in the first nine months of 1999, as compared to a net foreign exchange loss of PLN 67.0 million during the same period in 1998. (See further discussion in the Inflation and Currency Fluctuation section of this document.)

Taxation

The loss before taxes was PLN 160.5 million for the nine months ended September 30, 1999 compared to a profit before taxes of PLN 8.6 million for the nine months ended September 30, 1998. The Company incurred a net loss of PLN 195.8 million in the nine months ended September 30, 1999 compared to a net loss of PLN 27.8 million for the same period in 1998, after reflecting the accounting effect of taxation.

In accordance with the requirements of the Polish tax authorities, the cost of the GSM 900 License is recorded on a cash basis, which is the most significant component of the Company's total deferred tax liability of PLN 135.7 million as at September 30, 1999, as compared to a deferred tax liability of PLN 64.0 million as at December 31, 1998. The Company also recorded a deferred tax asset relating to the realization of accrued expenses and certain tax loss carry forwards of PLN 101.3 million as at September 30, 1999 as compared to PLN 63.8 million as at December 31, 1998. See Note 9 to the Financial Statements.

Inflation and Currency Exchange Fluctuations

In connection with its transition from a state controlled to a free market economy, Poland experienced high levels of inflation and significant fluctuation in the exchange rate for the zloty. The Polish government has adopted policies to slow the annual rate of consumer price inflation. For the twelve months ended September 30, 1999, annualized consumer price inflation in Poland was 8.0% per the Polish Office of Statistics. Since the launch of the Company's operations in 1996, the cumulative inflation in Poland has been 33.0%. The Polish Communications Law provides that the Ministry of Communications may impose a ceiling on the prices that the Company and other telecommunications service providers can charge for their services.

The Company's sales revenues are denominated in Polish Zlotys. A significant portion of the Company's expenses and liabilities, however, are denominated in other currencies. These include the Company's liability to the Polish government for the GSM 900 and GSM 1800 Licenses, which are linked to Euro and payable in Zlotys, and the Company's liabilities to its suppliers of network capital equipment and handsets, which are generally denominated in Deutschmarks, French Francs or U.S. dollars. In addition, all of the Company's liabilities under the Notes and Shareholder Loans are denominated in U.S. dollars and a significant portion of the Company's liabilities under the Bank Credit Facility (as defined below) are denominated in Deutschmarks. As a result, the Company's operating income and cash flow are and will remain significantly exposed to an appreciation in these non-Polish currencies against the Zloty.

Future currency exchange fluctuations are expected to continue to have a significant effect on the financial condition and results of operations of the Company. The Company may consider entering into transactions to hedge the risk of exchange rate fluctuations. As an alternative, the Company may attempt to structure its foreign currency liabilities so that they are broadly in line with the currency basket employed by the NBP. This technique will not eliminate foreign exchange losses; however, Management believes the technique may improve the Company's ability generally to manage the magnitude of these losses. Starting in late 1998 and continuing through the current year, the Company drew funds from the Bank Credit Facility and exhausted the Zloty denominated tranche first in order to minimize the negative effects of currency exchange fluctuations.

The table below summarizes the Company's foreign currency denominated long-term obligations, including the future value of cash payments for principal and interest, with the exception of the Bank Credit Facility which only presents future principal payments due to its structure of variable interest rates and continued refinancing.

                             Expected Maturity Date

=====================================================================================================================
                         Last
                       Quarter
                          of
                         1999        2000        2001        2002        2003    Thereafter     Total      Present
                                                                                                            Value
                                                                                                           9/30/99
---------------------------------------------------------------------------------------------------------------------
                                               (in thousands of PLN)
---------------------------------------------------------------------------------------------------------------------
GSM 900 License             --     150,929     246,711          --          --          --     397,640     372,655
---------------------------------------------------------------------------------------------------------------------
GSM 1800 License            --      73,510      73,510      73,510          --          --     220,530     185,894
=====================================================================================================================

=====================================================================================================================
Bonds                       --          --          --          --     111,893   1,376,547   1,488,440     781,332
---------------------------------------------------------------------------------------------------------------------
Bank Credit
Facility
(excluding
interest)                   --      38,787      77,573      90,502     103,431     206,862     517,155     517,155
---------------------------------------------------------------------------------------------------------------------
Shareholder Loans                                                                  705,556     705,556     312,629
---------------------------------------------------------------------------------------------------------------------
Headquarters Lease       7,391      29,562      29,562      29,562      29,562     327,323     452,962     217,898
---------------------------------------------------------------------------------------------------------------------
Weighted Average
Effective
Interest Rate           8.7765      8.7765      8.7765      8.7765      8.7765      8.7765      8.7765      8.7765
=====================================================================================================================

The Company is exposed to interest rate risk primarily as a result of the Bank Credit Facility which at the end of the third quarter of 1999 consisted of two loans of DM 230 million and PLN 570 million at a rate of LIBOR or WIBOR plus 0.95% before and 0.75% after March 1, 1999. The table below presents principal payments under the Bank Credit Facility including principal and related weighted average interest rates for the balance drawn under the facility as of September 30, 1999. The weighted average interest rates computed do not consider the rate at which individual drawdowns on the loan will be refinanced. Each drawdown has a short-term maturity date, which can be rolled over, subject to the annual repayment schedule for the entire facility.

                             Expected Maturity Date

===============================================================================================================
Bank Credit Facility            Last      2000       2001      2002      2003    Thereafter    Total    Present
                               Quarter                                                                   Value
                               of 1999                                                                  9/30/99
---------------------------------------------------------------------------------------------------------------
                                                     (in thousands of PLN)
---------------------------------------------------------------------------------------------------------------
Variable Rate (DM)                  --    38,787    77,573    90,502   103,431     206,862    517,155   517,155
---------------------------------------------------------------------------------------------------------------
Weighted Average
Effective Interest Rate             --    3.6519    3.6519    3.6519    3.6519      3.6519     3.6519    3.6519
---------------------------------------------------------------------------------------------------------------
Variable Rate (PLN)                 --    42,750    85,500    99,750   114,000     228,000    570,000   570,000
---------------------------------------------------------------------------------------------------------------
Weighted Average
Effective Interest Rate             --   14.3434   14.3434   14.3434   14.3434     14.3434    14.3434   14.3434
===============================================================================================================

Liquidity and Capital Resources

The Company's liquidity requirements arise primarily from the need to fund capital expenditures for the expansion of its business and for its working capital requirements.

On December 17, 1997, the Company entered into a loan facility arranged by Citibank (Poland) S.A. and Citibank International plc. The lenders agreed to make loans to the Company, on a term loan, guarantee or revolving credit basis (as desired by the Company) in the aggregate principal amount of not more than DM 672.0 million (the "Bank Credit Facility") subject to the Company having met required liquidity and credit rating conditions. The Bank Credit Facility consists of two tranches: (i) an offshore tranche of up to DM 420.0 million may be drawn in Deutschmark, U.S. dollars, Euro or other freely convertible currencies as agreed by the lenders; and (ii) a domestic tranche equal to the Zloty equivalent of DM 252.0 million available to be drawn in Zloty. At the end of September 1999, the combined loan limit for the Company under both traunches was DM 540.0 million. The Company has established overdraft facilities with Bank Rozwoju Eksportu S.A. and Citibank (Poland). These are limited to the Polish Zloty equivalent of DM 25 million by terms of the Bank Credit facility.

On August 24, 1999 the operating shareholders extended to the Company USD 75.0 million in subordinated loans to fund the GSM 1800 license and provide continued liquidity as follows: Elektrim, Zloty equivalent of USD 39,843,750; DeTe Mobil, USD 17,578,125; and MediaOne, USD 17,578,125. Each shareholder loan bears an interest rate of 12.5 percent compounded semi-annually on June 17th and December 17th. The full loan balance and all accrued interest are due on June 19, 2006. However, interest may be due earlier dependent on the Company meeting Bank Credit Facility covenants.

Net cash generated by the Company from operating activities during the nine months ended September 30, 1999 was PLN 405.8 million, as compared to PLN 182.5 million during the nine months ended September 30, 1998. Non-cash provisions and net non-operating items for the same periods totaled PLN 498.8 million and PLN
218.3 million, respectively, and principally reflect depreciation and amortization, provisions for doubtful debtors, unrealized foreign exchange losses and accrued interest expense. In addition, cash generated from net working capital items for the first nine months of 1999 was PLN 67.5 million as compared to cash used for net working capital items of PLN 45.4 million for the same period in 1998. This was primarily due to increased cash generated from trade payables.

Net cash used by the Company in investing activities was PLN 1,042.3 million for the nine months ended September 30, 1999, as compared to PLN 756.8 million for the nine months ended September 30, 1998, principally reflecting payments to suppliers of network capital equipment used in the ongoing build-out of the Company's GSM 900 network and the initial payment for the GSM 1800 license.

The Company's net cash generated from financing activities was PLN 742.6 million for the nine months ended September 30, 1999 as compared to PLN 353.5 million for the nine months ended September 30, 1998, reflecting increased long-term borrowings.

Management anticipates that capital expenditures for the remaining quarter of 1999 will total approximately PLN 493.0 million, including expenditures related to the Company's backbone network. The Company also expects that the level of its capital expenditures will remain significant for the medium term, as the Company upgrades its network capacity, coverage and quality in preparation to offer services commencing in March 2000 under its new GSM 1800 license.

In order to implement the current business plan, the Company will need to raise PLN 2,112.0 million (USD 533.0 million) to fund anticipated working capital requirements, capital expenditures and other operating needs. The Company is in the process of negotiating with various financial institutions to replace the current DM 672.0 million equivalent bank credit facility with a larger bank credit facility. Additionally, the Company is seeking to draw down DM 132.0 million under the existing bank credit facility, which draw down is subject to certain incurrence covenants. This draw down is conditioned upon the completion of a new offering of notes. If the Company (i) completes the note offering, and
(ii) replaces the existing bank credit facility with the larger bank credit facility, there will be sufficient financing to implement the current business plan. If the Company only completes the new Note offering to draw down the DM
132.0 million under the existing Bank Credit Facility, there will be sufficient financing to implement the business plan through the end of the first quarter 2000.

Year 2000 issue

In cooperation with its shareholders, suppliers, energy suppliers, programmers and other telecommunications operators, the Company has implemented a comprehensive project to prevent or minimize Year 2000-related computer hardware or software malfunctions. The project is managed by a team of Company employees (the "Y2K Project Team") with additional support from KPMG Polska Sp. z o.o. The project methodology is based on guidelines prepared by MediaOne, one of the Company's major shareholders. Management believes the Y2K Project Team has identified all systems and services which are critical to the Company's operations and which might lose information, malfunction or fail completely as a result of the date rollover before, during and after the Year 2000. Management believes the process of testing, upgrading or replacing computer hardware and software potentially vulnerable to the Year 2000 problem was more than 97% complete as at September 30, 1999. Management expects to be completed with testing for Year 2000 by the end of 1999.

The Company is currently developing, testing and implementing detailed business continuity plans in the areas of four critical business processes: customer service, customer care and billing, cash flow and employee health and safety. Managers have been appointed to oversee the creation of these plans on all levels (headquarters, regional offices, retail outlets). The Y2K Project Team expects these business continuity plans to be tested and implemented by the end of 1999.

The Company has also coordinated with other third party entities, including banks and roaming partners, whose failure to address Year 2000 issues before December 31, 1999 could adversely affect the operations of the Company. Of these third party entities, TPSA poses the most significant risk to the operations of the Company. The Company relies on TPSA for network interconnection and as an international gateway and, consequently, the inability of TPSA to perform these services could have a material adverse effect on the Company's financial condition and results of operations. The Company has tested leased lines and interconnections as provided under the Framework Agreement with TPSA, and has outlined the responsibilities and liabilities of each entity toward the other in regards to the provision of products and services which may be date-dependent or affected by the Year 2000 problem. The Company has worked with the electrical power supply companies to understand their Year 2000 readiness and is developing a backup plan in case of disrupted power supply, which will be implemented by November 30, 1999. These plans will include the use of generator units and battery packs.

Although the Company is taking reasonable measures to lessen or eliminate the basis for Year 2000 related problems, the uncertainty that surrounds this are impossible to know how widespread or serious the effects of these problems will be. A system modification freeze period has been imposed for all IT and GSM network systems for a period before and after the end of 1999. Additionally, the Company has allocated a Year 2000 compliance budget to deal with any internal or external problems, and has the capacity to fund all Year 2000 compliance-related expenditures including a temporary interruption in operations. Actual incremental costs incurred on the Year 2000 project through September 30, 1999 were USD 727,000, slightly overspending the USD 650,000 budget for this initiative. The Company does expect minor additional spending for system testing and review into the new year.

                     SIGNIFICANT TRANSACTIONS AND AGREEMENTS

On August 11, 1999 the Ministry of Communications granted the Company a GSM 1800 license which permits the Company to operate 48 channels on the 1800 MHz band for 15 years commencing March 1, 2000. The total price of the license was 100,293,000 euro, of which 50% (50,146,500 euros) was paid upon receiving the license. The remaining balance is due in three annual payments of 16.67% (16,715,500 euros) each beginning on August 31, 2000 through August 31, 2002. Other terms and conditions of the GSM 1800 license are similar to the 900 license held by the Company.

The Ministry of Communication granted the Company an additional phone number prefix in August 1999 which will enable the company to continue aggressive subscriber growth through sales campaigns and other selling methods.

                                LEGAL PROCEEDINGS

Except as disclosed above under "Management's Discussion and Analysis of Financial Condition and Results of Operations for the nine months ended September 30, 1999 - Net Sales" and in Note 1 to the Financial Statements, neither the Company nor PTC International Finance is engaged in any material litigation or arbitration and no material litigation or claim is known to the Company to be threatened against the Company or PTC International Finance.

                         SHAREHOLDERS AND BOARD MEMBERS

Appointment of New General Director

On September 20, 1999 the Supervisory Board appointed Mr. Boguslaw
Kulakowski as General Director, Chairman of the Management Board, immediately replacing Mr. Tadeusz Kubiak who was recalled after more than three years service with the Company. Mr. Kulakowski formerly held internal company positions of Director of Customer Care, and most recently, Chief Strategist. Before joining the Company, he worked as Marketing Director for SAP Polska and Marketing Consultant for Coca-Cola New York. Mr. Kulakowski is a 1990 graduate of Maria Curie Sklodowska University (Poland) with a Master of Law, a 1995 graduate from New York State University (USA) with a Master of Business Administration, and a 1999 graduate of Technical University Delft (The Netherlands) with a Master of Business Telecommunications.

Appointment of New Finance Director

On August 11, 1999 the Supervisory Board appointed Mr. Stanislaw Majewski as Finance Director replacing Mrs. Grazyna Chudziak who was temporarily assigned to the position. He commenced his new duties with the Company on September 1, 1999.

Mr. Majewski was formerly the Finance Director and Associate Comptroller with Procter & Gamble, Polska, Baltics and Belarus where he was employed for over nine years. Prior to Procter & Gamble, he held positions as Finance Director at OMC Poll Ltd. (medical distributor) and Zrzeszenie Przemyslu Ciagnikowgo
Ursus (agricultural equipment manufacturer). Mr. Majewski holds degrees in economics from the University of Lodz (1973); in production and management systems, and marketing and market research from the Central School of Planning and Statistics (1982 and 1984, respectively); and in international business from the University of Bristol, UK (1997); and an executive MBA from Ecole Nationale des Ponts et Chaussees - France (1998). Additionally, Mr Majewski is a Chartered Accountant with auditing licenses for both industrial and trade companies, and has his Certification for Supervisory Boards of State Companies in Poland.

Transfer of Ownership

On August 11, 1999 the Supervisory Board approved the transfer of minority share ownership from the Minority Shareholders to Elektrim S.A. As a result of this transaction, Elektrim acquired an additional 13.9% ownership. The Minority Shareholders which transferred ownership were:

Minority Owner                                         Shares       Ownership
--------------                                         ------       ---------

Kulczyk Holding S.A                                  22,608 shs        4.8%

Towarzystwo Ubezpiecze I Reasekuracji WARTA S.A      19,311 shs        4.1%

Bank Rozwoju Eksportu S.A.                           14,130 shs        3.0%

Drugi Polski Fundusz Rozwoju BRE Sp. z.o.o.           9,420 shs        2.0%

Prior to the above transaction, Elektrim owned 34.1% of the Company's shares and also currently holds controlling interests in other companies which hold an additional 3.0% of the Company's shares.

A dispute between Elektrim and DeTeMobil has arisen regarding the transfer on our share registry books of a portion (representing approximately 3.0% of our shares) of Elektrim's announced acquisition. DeTeMobil sought an injunction to prevent such transfer on our registry books in the Warsaw Regional Court, XX Commercial Division, but the Court did not grant the injunction. DeTeMobil has announced that it will appeal this decision. DeTeMobil also announced in October the commencement of an arbitration claim (at the International Arbitration Court in Vienna) against Elektrim and certain smaller shareholders. The claim seeks the declaration that a portion of shares involved in Elektrim's announced acquisition should have been sold to DeTeMobil in recognition of its first refusal rights under the shareholders agreement. The timing of the resolution of this arbitration is uncertain.

DeTeMobil currently owns 22.5% of our shares. On October 22, 1999, Deutsche Telecom announced that it had entered into an agreement with MediaOne to acquire MediaOne's wholly-owned subsidiary, MediaOne International B.V. (the owner of 22.5% of our shares), and would increase its ownership position to 45%.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLSKA TELEFONIA CYFROWA Sp. z o.o.
(Registrant)

By: /s/ Boguslaw Kulakowski
    -----------------------
Boguslaw Kulakowski, Director General


By: /s/ Karim Khoja
    ---------------

Karim Khoja, Director of Strategy, Marketing and Sales

October 29, 1999

                       POLSKA TELEFONIA CYFROWA SP. Z O.O.

                                    CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS
                              FOR THE PERIODS ENDED
                    SEPTEMBER 30, 1999 AND SEPTEMBER 30, 1998

               POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARY
                      Consolidated Statements of Operations
               for the three months and nine months periods ended
                    September 30, 1999 and September 30, 1998
                              (in thousands of PLN)
--------------------------------------------------------------------------------

                                           Notes       Three months        Three months      Nine months          Nine months
                                           -----          ended              ended              ended                ended
                                                       September 30,      September 30,      September 30,        September 30,
                                                       -------------      -------------      -------------        -------------
                                                           1999               1998               1999                 1998
                                                           ----               ----               ----                 ----
                                                        (unaudited)        (unaudited)        (unaudited)          (unaudited)

Net sales                                    5             710,351            421,598          1,813,893            1,107,554

Cost of sales                                6            (408,875)          (240,505)        (1,170,839)            (680,048)
                                                          --------           --------         ----------            ---------
Gross margin                                               301,476            181,093            643,054              427,506

Operating expenses                           6            (180,932)          (105,465)          (443,048)            (275,577)
                                                          --------           --------         ----------            ---------
Operating profit                                           120,544             75,628            200,006              151,929

Non-operating items
  Interest and other financial income        7               5,081              2,962             11,552               18,142
  Interest and other financial expenses      8            (181,583)          (119,229)          (372,038)            (161,461)
                                                          --------           --------         ----------            ---------
(Loss)/Income before taxation                              (55,958)           (40,639)          (160,480)               8,610

Taxation charge                              9              (9,476)            (4,753)           (35,331)             (36,425)
                                                          --------           --------         ----------            ---------
Comprehensive net loss                                     (65,434)           (45,392)          (195,811)             (27,815)
                                                          ========           ========         ==========           ==========

              The accompanying notes are an integral part of these
                  condensed consolidated financial statements.


--------------------------------------------------------------------------------

               POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARY
                           Consolidated Balance Sheets
                 as at September 30, 1999 and December 31, 1998
                              (in thousands of PLN)
--------------------------------------------------------------------------------

                                                       Notes         At               At
                                                       -----    September 30,     December 31,
                                                                -------------     ------------
                                                                    1999             1998
                                                                    ----             ----
                                                                (unaudited)
Current assets
  Cash and cash equivalents                             21          111,948            5,695
  Debtors and prepayments                               10          388,683          253,585
  Accounts receivable from
    State Treasury                                      10           46,033           85,064
  Inventory                                             11          109,386           75,946
                                                                 ----------       ----------
                                                                    656,050          420,290

Long-term assets
  Tangible fixed assets, net                            12        2,418,595        1,671,182
  Intangible fixed assets, net                          13          986,795          638,872
  Deferred cost                                         14           30,448           30,759
                                                                 ----------       ----------
                                                                  3,435,838        2,340,813
                                                                 ----------       ----------
Total assets                                                      4,091,888        2,761,103
                                                                 ==========       ==========

Current liabilities                                     15        1,239,521          571,763

Long-term liabilities                                   16        2,715,334        1,890,218

Deferred tax liability, net                              9           34,397              172

Provisions for liabilities and charges                  17            1,608            2,111
                                                                 ----------       ----------
Total liabilities                                                 3,990,860        2,464,264
                                                                 ----------       ----------
Shareholders' equity
  Share capital                                         18          471,000          471,000
  Accumulated deficit                                              (369,972)        (174,161)
                                                                 ----------       ----------
                                                                    101,028          296,839
                                                                 ----------       ----------
Total liabilities and Shareholders' equity                        4,091,888        2,761,103
                                                                 ==========       ==========

              The accompanying notes are an integral part of these
                  condensed consolidated financial statements.


--------------------------------------------------------------------------------

               POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARY
                      Consolidated Statements of Cash Flows
                        for the nine months periods ended
                    September 30, 1999 and September 30, 1998
                              (in thousands of PLN)
--------------------------------------------------------------------------------

                                                            Nine months            Nine months
                                                               ended                 ended
                                                        September 30, 1999     September 30, 1998
                                                        ------------------     ------------------
                                                            (unaudited)           (unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES:                               (see Note 21)

Net (loss)/income  before taxation                             (160,480)               8,610

Adjustments for:
Depreciation and amortization                                   183,200              106,020
Charge to provision for doubtful debtors                        105,926               57,817
Charge to provision for inventory                                 3,274                   --
Other provisions and special funds                                 (503)                 544
Unrealized foreign exchange losses (gains), net                 189,352               67,238
Loss (Gain) on sales of tangibles and intangibles                   407                  (55)
Interest expense, net                                           159,113               76,362
Other                                                                 3                 (528)
                                                             ----------           ----------
Operating cash flows before working capital changes             480,292              316,008

(Increase)/decrease in inventory                                (36,714)               4,855
Increase in debtors, prepayments and deferred cost             (199,881)            (159,547)
Increase in trade payables and accruals                         304,063              110,266
                                                             ----------           ----------
Cash from operations                                            547,760              271,582

Interest paid                                                  (116,437)             (26,798)
Income taxes paid                                               (25,549)             (62,323)
                                                             ----------           ----------
Net cash generated from operating activities                    405,774              182,461

CASH FLOWS USED IN INVESTING ACTIVITIES:

Purchases of intangible fixed assets                           (263,256)             (40,954)
Purchases of tangible fixed assets                             (779,579)            (730,193)
Purchases of short-term investments, net                             --                5,084
Proceeds from sale of equipment and intangibles                     111                  829
Interest received                                                   440                8,484
                                                             ----------           ----------
Net cash used in investing activities                        (1,042,284)            (756,750)

CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from long-term borrowings                              470,384              338,193
Proceeds from shareholder's loan                                296,756                   --
Net change in overdraft facility                                (24,558)              15,306
                                                             ----------           ----------
Net cash generated from financing activities                    742,582              353,499

Net increase/(decrease) in cash and cash equivalents            106,072             (220,790)

Effect of foreign exchange changes on cash and cash                 181                   18
equivalents

Cash and cash equivalents at beginning of period                  5,695              228,156
                                                             ----------           ----------
Cash and cash equivalents at end of period                      111,948                7,384
                                                             ==========           ==========

Non Cash transactions
Assets acquired under capital lease and license fee due         305,856               80,497

              The accompanying notes are an integral part of these
                  condensed consolidated financial statements.


--------------------------------------------------------------------------------

               POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARY

                  Consolidated Statements of Changes in Equity
           for the periods from January 1, 1999 to September 30, 1999 and from January 1, 1998 to September 30, 1998
                              (in thousands of PLN)
--------------------------------------------------------------------------------

                                                 Share       Accumulated    Currency        Total
                                                Capital        deficit    Translation       -----
                                                -------        -------     Adjustment
                                                                           ----------

Balance at January 1, 1998                      471,000       (175,630)             7       295,377

Currency translation adjustment                      --             --             (7)           (7)

Net loss for the period                              --        (27,815)            --       (27,815)
                                               --------       --------       --------      --------

Balance at September 30, 1998 (unaudited)       471,000       (203,445)            --       267,555
                                               ========       ========       ========      ========

Balance at January 1, 1999                      471,000       (174,161)            --       296,839

Net loss for the period                              --       (195,811)            --      (195,811)

                                               --------       --------       --------      --------
Balance at September 30, 1999                   471,000       (369,972)            --       101,028
(unaudited)                                    ========       ========       ========      ========

              The accompanying notes are an integral part of these
                  condensed consolidated financial statements.


--------------------------------------------------------------------------------

               POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARY
            Notes to the Condensed Consolidated Financial Statements
                              (in thousands of PLN)
--------------------------------------------------------------------------------

1.    Incorporation and Principal Activities

      Polska Telefonia Cyfrowa Sp. z o.o. (the "Company") was incorporated under Polish Law as a limited liability company based on a Notarial Act dated December 20, 1995. The Company was registered in the Regional Court in Warsaw, XVI Commercial Department on December 27, 1995.

      The principal activities of the Company are providing cellular telephone communication services in accordance with the GSM 900 and 1800 licenses granted by the Minister of Telecommunications and the sale of cellular telephones and accessories compatible with its cellular services.

      During 1996 the Company signed an interim interconnect agreement with Telekomunikacja Polska S.A. ("TPSA") on a "bill and keep" basis. On May 22, 1997 the Ministry of Communications issued a decision with respect to new interconnect arrangements between the Company and TPSA. The decision was binding for both parties, however, certain terms, including the effective date, were still to be agreed. The decision defined interconnect, international and leased-lines settlements with TPSA.

      In the course of 1997, TPSA filed in the Supreme Administrative Court an appeal against the above mentioned decision. In the appeal, it challenges the entitlement of the Minister to issue the above decision on the basis that the established interconnect rates are not fair.

      On December 9, 1998, the Company signed a framework agreement with TPSA defining the terms of mutual interconnect arrangements. Notwithstanding the interconnect frame agreement, TPSA appeal to the Supreme Administrative Court has not been withdrawn.

2.    Principles of Consolidation

      a.    Group Entities

      All intercompany balances and transactions are eliminated in consolidation. The consolidated financial statements include the financial statements of Polska Telefonia Cyfrowa Sp. z o.o. and its wholly owned subsidiary, PTC International Finance B.V.

      On June 17, 1997, PTC International Finance B.V. was incorporated under the laws of the Netherlands for the purpose of issuing long-term Notes (see Note 16). The Company has acquired 40 fully-paid shares with a par value of 1,000 Netherlands Guilders each, issued by PTC International Finance B.V. PTC International Finance B.V. has no subsidiaries of its own.


--------------------------------------------------------------------------------

               POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARY
            Notes to the Condensed Consolidated Financial Statements
                              (in thousands of PLN)
--------------------------------------------------------------------------------

2.    Principles of Consolidation (continued)

      b.    Reporting Currency

      The Company primarily generates and expends cash through its operating activities in Polish zloty ("PLN"). Additionally, all of the receivables and the large part of its short-term liabilities are PLN denominated. Therefore, Management has designated the PLN as the functional currency of the Company.

      The accompanying consolidated financial statements are reported in thousands of PLN.

3.    Accounting Standards in Poland

      The Company maintains its books of account in accordance with accounting principles and practices employed by enterprises in Poland as required by Polish accounting regulations. The accompanying financial statements reflect certain adjustments not reflected in the Company's books to present these statements in accordance with standards issued by the International Accounting Standards Committee. These adjustments and their effect on earnings for the three month and nine month periods ended September 30, 1999 and September 30, 1998 are shown in Note 23 to these Financial Statements.

      The differences between International Accounting Standards ("IAS") and generally accepted accounting principles in the United States ("U.S. GAAP") and their effect on net results for the three months and nine months periods ended September 30, 1999 and September 30, 1998 have been presented in Note 24 to these Financial Statements.

      In Management's opinion, the financial statements for the nine months ended September 30, 1999 and 1998 include all adjustments necessary for a fair statement of the results for the period. All such adjustments are of normal, recurring nature.


--------------------------------------------------------------------------------

               POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARY
            Notes to the Condensed Consolidated Financial Statements
                              (in thousands of PLN)
--------------------------------------------------------------------------------

4.    Principal Accounting Policies

      a.    Tangible Fixed Assets

      Tangible fixed assets are shown at historical cost less accumulated depreciation.

      Depreciation is calculated using the straight-line method over the estimated useful life of the asset. The following depreciation rates have been applied:

                                                             Estimated
                                                        Useful Lives in years
                                                        ---------------------

      Leasehold improvements                                 Lease term
      Buildings                                                  40
      Plant and equipment                                     3.3 - 25
      Motor vehicles                                           3.3 - 8
      Other                                                     5 - 8

      b.    Intangible fixed assets

      License

      The Company has acquired from the Polish State, represented by the Ministry of Communications, a license to provide telecommunication services according to ETSI/GSM standard, including a permit to install and use network equipment and to use its allocation of ETSI/GSM frequencies ("the GSM 900 license"). The GSM 900 license was acquired on February 23, 1996 and has been valued at the present value of the payments due to the State. For the period of development of the GSM 900 system, the cost of interest and foreign exchange losses were capitalized in the cost of the asset. This development period terminated during the third quarter of 1997.

      The GSM 900 license is amortized over the period of its validity, i.e., 15 years on a straight-line basis.

      On August 26, 1999 the Ministry of Communications granted the Company a GSM 1800 license to operate 48 channels on the 1800 MHz band for 15 years commencing March 1, 2000 ("the GSM 1800 license"). The GSM 1800 license has been valued at the present value of the payments due plus the cost of interest and foreign exchange losses capitalized during the development period.


--------------------------------------------------------------------------------

               POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARY
            Notes to the Condensed Consolidated Financial Statements
                              (in thousands of PLN)
--------------------------------------------------------------------------------

4.    Principal Accounting Policies (continued)

      b.    Intangible fixed assets (continued)

      Other intangible fixed assets

      Other intangible assets are stated at cost less accumulated amortization. Amortization is calculated using the straight-line method over the estimated useful life of the asset. The following amortization rates have been applied:

                                                               Annual Rate
                                                                   in %
                                                               -----------
      Technical drawings and plans                                    20.0%
      Computer software                                        10.0 - 50.0%
      Trademarks                                                       6.7%
      Other intangible assets                                  25.0 - 50.0%

      c.    Debtors

      Amounts due from debtors are shown net of provisions for doubtful accounts. The provisions are based on specific amounts due where realization is unlikely and on a general basis, calculated using historic collection experience.

      d.    Inventories

      Inventories are stated at the lower of cost and net realizable value. Cost is determined principally under the average method. Provisions are set for obsolete, slow moving and damaged inventory and are deducted from the related inventory balances.

      e.    Special funds

      Special funds consist primarily of the social fund. The social fund is an employer's obligation based on a government mandated calculation based on number of employees and the monthly minimum wage in Poland. The amounts calculated under this formula must be used for the benefits of the employees.

      f.    Foreign currency

      Transactions denominated in foreign currencies are recorded in the local currency (the Polish zloty) at actual exchange rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are reported at the rates of exchange prevailing at the end of the period. Any gain or loss arising from a change in exchange rates subsequent to the date of the transaction is recorded in the statement of operations as a foreign exchange gain or loss, included in non-operating items in the statement of operations.


--------------------------------------------------------------------------------

               POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARY
            Notes to the Condensed Consolidated Financial Statements
                              (in thousands of PLN)
--------------------------------------------------------------------------------

4.    Principal Accounting Policies (continued)

      g.    Vacation pay

      Vacation pay is accrued when earned by employees.

      h.    Taxation

      The income tax charge is based on profit for the period and takes into account deferred taxation. Deferred taxation is calculated using the liability method. Under the liability method the expected tax effects of temporary differences are determined using enacted tax rates and reported either as liabilities for taxes payable or assets representing advance payment of future taxes. Temporary differences are the differences between the carrying amount of an asset or liability in the balance sheet and its taxable base.

      Deferred tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilised.

      i.    Net sales

      Net sales consists of the value of sales (excluding value added tax) of goods and services in the normal course of business but excludes extraordinary disposals of inventory and other assets.

      Revenue is recognized when services are provided or goods are shipped out. Sales allowances are accounted in the same period when the related portion of revenue is recognized.

      j.    Fair value of financial instruments

      The fair value of the Company's financial instruments approximates the reported carrying amounts, except for long - term Notes, as disclosed in
      Note 16.

      k.    Use of estimates

      Preparation of financial statements requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.


--------------------------------------------------------------------------------

               POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARY
            Notes to the Condensed Consolidated Financial Statements
                              (in thousands of PLN)
--------------------------------------------------------------------------------

5.    Net sales

                                                     Three months ended                 Nine months ended
                                                        September 30,                     September 30,
                                                     1999           1998              1999              1998
                                                     ----           ----              ----              ----
                                                  (unaudited)    (unaudited)       (unaudited)       (unaudited)
      Service revenues and fees                     653,242         379,650         1,647,637           980,143
      Sales of telephones and
      accessories                                    57,109          41,948           166,256           127,411
                                                  ---------       ---------         ---------         ---------
                                                    710,351         421,598         1,813,893         1,107,554
                                                  =========       =========         =========         =========

      The Company operates in one segment (providing cellular telecommunication services and the ancillary sale of cellular telephones and accessories) and in one market (the Republic of Poland).

6.    Costs and expenses

                                               Three months ended                Nine months ended
                                                 September 30,                     September 30,
                                              1999            1998              1999              1998
                                              ----            ----              ----              ----
                                           (unaudited)     (unaudited)       (unaudited)       (unaudited)
      Cost of sales:
        Cost of services sold                 248,734         158,622           642,345           425,867
        Cost of sales of telephones
        and accessories                       160,141          81,883           528,494           254,181
                                            ---------       ---------         ---------         ---------
                                              408,875         240,505         1,170,839           680,048

      Operating expenses:
        Selling and distribution
        costs                                 136,741          75,700           330,013           193,626
        Administration and other
        operating cost                         44,191          29,765           113,035            81,951
                                            ---------       ---------         ---------         ---------
                                              180,932         105,465           443,048           275,577
                                            ---------       ---------         ---------         ---------
                                              588,807         345,970         1,613,887           955,625
                                            =========       =========         =========         =========


--------------------------------------------------------------------------------

               POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARY
            Notes to the Condensed Consolidated Financial Statements
                              (in thousands of PLN)
--------------------------------------------------------------------------------

6.    Costs and expenses (continued)

      The following costs and expenses were included in cost of sales:

                                                       Three months ended                   Nine months ended
                                                          September 30,                        September 30,
                                                     1999              1998               1999                1998
                                                     ----              ----               ----                ----
                                                  (unaudited)       (unaudited)        (unaudited)         (unaudited)
      Merchandise sold                              159,290            81,883             525,220             254,181
      Depreciation and amortization                  58,450            35,354             162,640              90,819
      Other external services                        50,180            30,472             119,535              87,658
      Commissions                                    46,627            22,693             114,943              75,355
      Interconnect                                   34,972            20,131              89,529              51,157
      Leased lines                                   19,921            24,420              67,736              62,630
      Roaming                                        27,773            15,352              57,561              31,225
      Wages and salaries                              6,227             3,043              18,360               9,211
      Materials and energy                            3,410             3,223               6,916               5,425
      Social security and other benefits              1,833             2,582               5,249               8,006
      Taxes and other charges                         1,399             1,632               3,870               4,381
      Charge to inventory provision                     851                --               3,274                  --
      Other                                          (2,058)             (280)             (3,994)                 --
                                                 ----------        ----------          ----------          ----------
                                                    408,875           240,505           1,170,839             680,048
                                                 ==========        ==========          ==========          ==========

      The following costs and expenses were included in selling and distribution costs:

                                                     Three months ended              Nine months ended
                                                        September 30,                  September 30,
                                                    1999            1998            1999            1998
                                                    ----            ----            ----            ----
                                                 (unaudited)     (unaudited)     (unaudited)     (unaudited)
      Advertising costs                             48,490          25,545         121,633          70,626
      Charge to doubtful debtors
      provision                                     46,386          24,455         105,926          57,817
      Wages and salaries                            19,377           7,888          48,541          21,209
      External services                             10,098           8,107          21,444          20,266
      Social security and other
      benefits                                       4,318           4,503          11,990          11,588
      Depreciation and amortization                  2,743           1,871           7,773           5,066
      Materials and energy                           2,083           1,711           5,626           3,652
      Taxes and  other charges                       2,430             950           5,587           1,916
      Other                                            816             670           1,493           1,486
                                                   -------         -------         -------         -------
                                                   136,741          75,700         330,013         193,626
                                                   =======         =======         =======         =======


--------------------------------------------------------------------------------

               POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARY
            Notes to the Condensed Consolidated Financial Statements
                              (in thousands of PLN)
--------------------------------------------------------------------------------

6.    Costs and expenses (continued)

      The following costs and expenses were included in administration costs:

                                                   Three months ended              Nine months ended
                                                      September 30,                  September 30,
                                                  1999           1998            1999            1998
                                                  ----           ----            ----            ----
                                               (unaudited)    (unaudited)     (unaudited)     (unaudited)
      External services                           18,752         14,157          51,423          39,631
      Wages and salaries                          10,040          4,844          27,214          14,198
      Depreciation and
      amortization                                 5,146          4,410          12,787          10,135
      Social security and other
      benefits                                     2,669          2,771           6,757           7,697
      Materials and energy                         1,631          1,619           3,647           4,163
      Taxes and other charges                        982            494           3,862           4,102
      Other                                        4,971          1,470           7,345           2,025
                                                 -------        -------         -------         -------
                                                  44,191         29,765         113,035          81,951
                                                 =======        =======         =======         =======

7.    Interest and other financial income

                                     Three months ended             Nine months ended
                                        September 30,                 September 30,
                                      1999         1998            1999           1998
                                      ----         ----            ----           ----
                                   (unaudited)  (unaudited)     (unaudited)    (unaudited)
      Foreign exchange gains          2,322         1,786          8,353          9,063
      Interest income                 2,759           976          3,199          8,250
      Other financial income             --           200             --            829
                                     ------        ------         ------         ------
                                      5,081         2,962         11,552         18,142
                                     ======        ======         ======         ======

8.    Interest and other financial expenses

                                        Three months ended               Nine months ended
                                           September 30,                   September 30,
                                       1999             1998           1999             1998
                                       ----             ----           ----             ----
                                    (unaudited)      (unaudited)    (unaudited)      (unaudited)
      Interest expense                 58,924          30,922         162,312          84,612
      Foreign exchange losses         122,659          88,123         209,726          76,075
      Other financial expense              --             184              --             774
                                      -------         -------         -------         -------
                                      181,583         119,229         372,038         161,461
                                      =======         =======         =======         =======


--------------------------------------------------------------------------------

               POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARY
            Notes to the Condensed Consolidated Financial Statements
                              (in thousands of PLN)
--------------------------------------------------------------------------------

9.    Taxation

                                                Three months ended                Nine months ended
                                                  September 30,                     September 30,
                                             1999             1998              1999             1998
                                             ----             ----              ----             ----
                                          (unaudited)      (unaudited)       (unaudited)      (unaudited)
      Polish current tax                     16,788          (30,276)            (571)         (67,808)
        benefit / (charge)
      Polish deferred tax                    (8,494)          36,831           11,690           47,245
        benefit / (charge)
      Foreign current tax charge               (206)            (113)            (535)            (278)
      Change in valuation allowance         (17,564)         (11,195)         (45,915)         (15,584)

                                            -------          -------          -------          -------
      Tax charge                             (9,476)          (4,753)         (35,331)         (36,425)
                                            =======          =======          =======          =======

      Tax losses for the period from December, 27 1995 to December 31, 1996 can be offset with future taxable income in three equal installments during the three years following the loss. The unused portion of a tax loss installment expires. The 1996 tax losses were being utilized as follows:
      PLN 58,006 in 1997, PLN 122,550 in 1998 and the remaining PLN 122,550 is available to be utilized in 1999.

      According to the Polish tax regulations, the tax rates in effect in 1999, 1998 and 1997 were 34%, 36% and 38%, respectively. The tax rate in 2000 is set to be 32%.


--------------------------------------------------------------------------------

               POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARY
            Notes to the Condensed Consolidated Financial Statements
                              (in thousands of PLN)
--------------------------------------------------------------------------------

9.    Taxation (continued)

      Reconciliation of the profit/(loss) before taxation to taxable income is as follows :

                                                 Three months ended                  Nine months ended
                                                    September 30,                      September 30,
                                               1999             1998               1999              1998
                                               ----             ----               ----              ----
                                            (unaudited)      (unaudited)        (unaudited)       (unaudited)

      Profit/(loss) before taxation           (55,958)          (40,639)         (160,480)             8,610

      Tax rate                                     34%               36%               34%                36%
                                             --------          --------          --------           --------
      Tax benefit/(charge) using
      statutory rate                           19,026            14,630            54,563             (3,100)

        Permanent differences                 (11,504)           (8,061)          (41,517)           (13,141)

        Polish losses for which no
        tax benefits were provided             (4,051)               --            (4,051)                --

        Change in temporary
        differences for which
        realization is not probable           (17,564)          (11,196)          (48,351)           (15,585)

        Effect of different tax rate
        in foreign entity                         (38)               (5)             (101)               (41)

        Change in tax rates                     4,655              (121)            4,126               (372)

                                             --------          --------          --------           --------

      Tax benefit/(charge)                     (9,476)           (4,753)          (35,331)           (36,425)
                                             ========          ========          ========           ========


--------------------------------------------------------------------------------

               POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARY
            Notes to the Condensed Consolidated Financial Statements
                              (in thousands of PLN)
--------------------------------------------------------------------------------

9.    Taxation (continued)

                                                              At September 30,     At December 31,
                                                                   1999                 1998
                                                                   ----                 ----
                                                                (unaudited)
      Deferred tax assets in Poland:
        Unrealized foreign exchange loss, net                      59,877                13,562
        Bad debt provision                                         47,116                44,375
        Tax losses carry forward                                   41,667                41,667
        Accrued expenses                                           25,282                 4,608
        Book versus tax basis of fixed assets                      22,366                14,499
        Accrued interest                                           12,158                10,942
        Accrued advertising                                         3,488                    --
        Inventory provision                                         2,398                 1,285
                                                                 --------              --------
                                                                  214,352               130,938

      Temporary differences for which realization is not         (113,073)              (67,158)
      probable ("valuation allowance")
                                                                 --------              --------
                                                                  101,279                63,780

      Deferred tax liabilities in Poland:
        Book versus tax basis of GSM licenses
                                                                 (125,530)              (63,234)
        Book versus tax basis of fixed assets                      (8,342)                 (718)
        Accrued revenues                                           (1,804)                   --
                                                                 --------              --------
                                                                 (135,676)              (63,952)
                                                                 --------              --------
      Net deferred tax liability                                  (34,397)                 (172)
                                                                 ========              ========

      The increase in valuation allowance results primarily from the increase of unrealized foreign exchange losses on Long-term Notes and bad debt provision for which tax deductibility is yet uncertain.


--------------------------------------------------------------------------------

               POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARY
            Notes to the Condensed Consolidated Financial Statements
                              (in thousands of PLN)
--------------------------------------------------------------------------------

10.   Debtors and prepayments

                                                 At September 30,     At December 31,
                                                      1999                  1998
                                                      ----                  ----
                                                   (unaudited)
      Trade debtors and accrued income               514,939               356,675
      Corporate Income Tax and other taxes
        recoverable from State Treasury               46,033                85,064
      Prepaid expenses                                23,340                 9,480
      Accounts receivable from shareholders               --                 3,332
      Other debtors                                    2,478                 1,925
                                                    --------              --------
                                                     586,790               456,476
      Provision for doubtful debtors                (152,074)             (117,827)
                                                    --------              --------
                                                     434,716               338,649
                                                    ========              ========

      Substantially all of the Company's trade debtors are Polish businesses and individuals. Further, the Company has established a network of dealers within Poland to distribute its products. The dealers share many economic characteristics and receivables from each of these dealers present similar risk to the Company.

11.   Inventory

                                    At September 30,       At December 31,
                                         1999                   1998
                                         ----                   ----
                                      (unaudited)

      Telephones                          76,406                50,462
      Accessories and other               40,034                29,264
                                        --------              --------
                                         116,440                79,726
      Inventory provision                 (7,054)               (3,780)
                                        --------              --------
                                         109,386                75,946
                                        ========              ========


--------------------------------------------------------------------------------

               POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARY
            Notes to the Condensed Consolidated Financial Statements
                              (in thousands of PLN)
--------------------------------------------------------------------------------

12.   Tangible fixed assets, net

                                        At September 30,      At December 31,
                                              1999                 1998
                                          (unaudited)

      Land and buildings                     197,935                79,954
      Plant and equipment                  1,294,254               844,729
      Motor vehicles                          10,618                 8,254
      Other fixed assets                      48,179                35,678
      Construction in progress               867,609               702,567
                                           ---------             ---------
                                           2,418,595             1,671,182
                                           =========             =========

      For tangible fixed assets under construction, the Company capitalizes interest and foreign exchange gains/losses incurred and directly attributable to the acquisition and construction of the qualifying assets. The financing costs are capitalized only during the period of construction of the qualifying assets. During the nine month period ended September 30, 1999, the Company capitalized PLN 37,474 of net foreign exchange losses and 2,040 of interest expense (PLN 50,502 foreign exchange losses and PLN 2,040 of interest expense during three months ended September 30, 1999). For the corresponding period ending September 30, 1998, PLN 30,794 of foreign exchange gains and PLN 4,074 of interest expense were capitalized (PLN 27,153 and PLN 1,369, respectively during three months ended September 30, 1998).


--------------------------------------------------------------------------------

               POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARY
            Notes to the Condensed Consolidated Financial Statements
                              (in thousands of PLN)
--------------------------------------------------------------------------------

12.      Tangible fixed assets, net (continued)

         The movement in each period was as follows:

                             Land and       Plant and            Motor         Other fixed     Construction          Total
                             buildings      equipment           vehicles          assets        in progress          -----
                             ---------      ---------           --------          ------        -----------
Cost
At January 1, 1998                 77         231,643              10,901           17,324          528,660           788,605
Additions                      80,691          11,377               4,453            2,847          914,276         1,013,644
Transfers                          --         709,360                  --           31,469         (740,369)              460
Disposals                          --            (385)               (439)          (3,110)              --            (3,934)
                              -------      ----------          ----------       ----------       ----------        ----------
At December 31, 1998           80,768         951,995              14,915           48,530          702,567         1,798,775
                              -------      ----------          ----------       ----------       ----------        ----------
Depreciation
At January 1, 1998                 --          19,622               3,013            5,185               --            27,820
Charge                            814          87,741               3,819            9,456               --           101,830
Disposals                          --             (97)               (171)          (1,789)              --            (2,057)
                              -------      ----------          ----------       ----------       ----------        ----------
At December 31, 1998              814         107,266               6,661           12,852               --           127,593
                              -------      ----------          ----------       ----------       ----------        ----------
Net book value at              79,954         844,729               8,254           35,678          702,567         1,671,182
December 31, 1998             =======      ==========          ==========       ==========       ==========        ==========

Cost
At January  1, 1999            80,768         951,995              14,915           48,530          702,567         1,798,775
Additions                     120,042           9,336               6,114           22,047          727,129           884,668
Transfers                          --         561,681                  --               --         (561,681)               --
Disposals                          --              --                (395)            (736)            (406)           (1,537)
                              -------      ----------          ----------       ----------       ----------        ----------
At September 30, 1999         200,810       1,523,012              20,634           69,841          867,609         2,681,906
                              -------      ----------          ----------       ----------       ----------        ----------
Depreciation
At January 1, 1999                814         107,266               6,661           12,852               --           127,593
Charge                          2,061         121,492               3,641            9,543               --           136,737
Disposals                          --              --                (286)            (733)              --            (1,019)
                              -------      ----------          ----------       ----------       ----------        ----------
At September 30, 1999           2,875         228.758              10,016           21,662               --           263,311
                              -------      ----------          ----------       ----------       ----------        ----------
Net book value at             197,935       1,294,254              10,618           48,179          867,609         2,418,595
September 30, 1999            =======      ==========          ==========       ==========       ==========        ==========
(unaudited)

Tangible fixed assets held under capital leases (included in above schedule):

                                    At September 30,                 At December 31,
                                         1999                            1998
                                         ----                            ----
                                      (unaudited)
                                   Land        Building            Land        Building
                                   ----        --------            ----        --------
Cost                                6,293       194,167             2,383        78,114
Accumulated depreciation               --        (2,875)               --          (814)
                                 --------      --------          --------      --------
Net                                 6,293       191,292             2,383        77,300
                                 ========      ========          ========      ========


--------------------------------------------------------------------------------

               POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARY
            Notes to the Condensed Consolidated Financial Statements
                              (in thousands of PLN)
--------------------------------------------------------------------------------

13.   Intangible fixed assets, net

                                       At September 30,   At December 31,
                                            1999                1998
                                            ----                ----
                                         (unaudited)
      GSM licenses                         950,824             593,066
      Technical drawings and plans           5,916               8,087
      Computer software                     29,029              36,164
      Trademark                                164                 174
      Other                                    862               1,381
                                           -------             -------
                                           986,795             638,872
                                           =======             =======

      The movement in each period was as follows:

                                                        Technical
                                         GSM             drawings         Computer       Trade
                                       Licenses         and plans         software        Mark            Other          Total
                                       --------         ---------         --------        ----            -----          -----
      Cost
      At January 1, 1998                 700,564            13,877           20,631            206          10,192        745,470
      Additions                               --                --           26,534             --              --         26,534
      Transfers                               --                --             (474)            --              --           (474)
                                      ----------        ----------       ----------     ----------      ----------     ----------
      At December 31, 1998               700,564            13,877           46,691            206          10,192        771,530
                                      ----------        ----------       ----------     ----------      ----------     ----------
      Amortization
      At January 1, 1998                  58,710             2,895            2,881             19           5,382         69,887
      Charge                              48,788             2,895            7,660             13           3,429         62,785
      Transfers                               --                --              (14)            --              --            (14)
                                      ----------        ----------       ----------     ----------      ----------     ----------
      At December 31, 1998               107,498             5,790           10,527             32           8,811        132,658
                                      ----------        ----------       ----------     ----------      ----------     ----------
      Net book value at
      December 31, 1998                  593,066             8,087           36,164            174           1,381        638,872
                                      ==========        ==========       ==========     ==========      ==========     ==========
      Cost
      At January 1, 1999                 700,564            13,877           46,691            206          10,192        771,530
      Additions                          394,317                --               69             --              --        394,386
      Transfers                               --                --               --             --              --             --
                                      ----------        ----------       ----------     ----------      ----------     ----------
      At September 30, 1999            1,094,881            13,877           46,760            206          10,192      1,165,916
                                      ----------        ----------       ----------     ----------      ----------     ----------
      Amortization
      At January 1, 1999                 107,498             5,790           10,527             32           8,811        132,658
      Charge                              36,559             2,171            7,204             10             519         46,463
      Transfers                               --                --               --             --              --             --
                                      ----------        ----------       ----------     ----------      ----------     ----------
      At September 30, 1999              144,057             7,961           17,731             42           9,330        179,121
                                      ----------        ----------       ----------     ----------      ----------     ----------
      Net book value at
      September 30, 1999                 950,824             5,916           29,029            164             862        986,795
      (unaudited)                     ==========        ==========       ==========     ==========      ==========     ==========


--------------------------------------------------------------------------------

               POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARY
            Notes to the Condensed Consolidated Financial Statements
                              (in thousands of PLN)
--------------------------------------------------------------------------------

13.   Intangible fixed assets, net (continued)

      During the three months and nine months ended September 30, 1999 the Company capitalized PLN 2,901 of foreign exchange losses and PLN 1,494 of interest expenses on intangible fixed assets. No financial cost/expenses was capitalized during the three months and nine months ended September 30, 1998.

14.   Deferred costs

                                        At September 30,   At December 31,
                                             1999               1998
                                             ----               ----
                                         (unaudited)

      Notes issuance cost                   14,456             15,941
      Senior debt issuance cost             13,101             14,818
      Other                                  2,891                 --
                                            ------             ------
                                            30,448             30,759
                                            ======             ======

      As explained in Note 16, the Company obtained long-term financing by issuing Discount Notes, in July 1997, and through Citibank loan facility ("Senior debt"), signed in December 1997. These debt issuance costs have been deferred and are amortized over the period of financing (10 and 8 years, respectively).

15.   Current liabilities

                                            At September 30,     At December 31,
                                                 1999                 1998
                                                 ----                 ----
                                              (unaudited)

      Construction payables                      507,784             225,176
      Trade creditors                            288,759             122,398
      GSM licenses liabilities                   214,241              63,419
      Accruals                                   111,058              66,385
      Deferred income                             58,526              32,602
      Amounts due to State Treasury               23,900              14,829
      Overdraft facility                              --              24,558
      Finance leases payable                      27,988               9,978
      Accounts payable to shareholders             6,723              11,939
      Payroll                                        542                 479
                                               ---------           ---------
                                               1,239,521             571,763
                                               =========           =========


--------------------------------------------------------------------------------

               POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARY
            Notes to the Condensed Consolidated Financial Statements
                              (in thousands of PLN)
--------------------------------------------------------------------------------

15.   Current liabilities (continued)

      In May 1998, the Company entered into a short-term renewable overdraft agreement with Bank Rozwoju Eksportu S.A. The terms provided for maximum borrowings of PLN 30,000 thousand (balance as of December 31, 1998 PLN 4,430) and interest based on monthly WIBOR plus 0.5% p.a.(17.88% as of December 31, 1998). Additionally, in December 1998, the Company signed a one-year overdraft facility with Citibank. The terms provided for maximum borrowings of PLN equivalent of DEM 15,000 thousand and interest based on average monthly WIBOR for the last month plus 0.5% p.a (balance as of December 31, 1998 PLN 20,128). No borrowings were outstanding as of September 30, 1999.

16.   Long-term liabilities

                                         At September 30,      At December 31,
                                              1999                   1998
                                              ----                   ----
                                           (unaudited)

      Loan facility                         1,087,155               596,830
      Long-term Notes                         781,332               614,993
      Construction payables                        --               278,247
      GSM and DCS license liability           344,308               331,124
      Finance leases payable                  189,910                69,024
      Shareholders loan                       312,629                    --
                                            ---------             ---------
                                            2,715,334             1,890,218
                                            =========             =========

      On July 1, 1997, PTC International Finance B.V., a wholly owned subsidiary of the Company, issued 10 3/4 % Senior Subordinated Guaranteed Discount Notes ("Notes"). The Notes are unsecured, subordinated obligations of PTC International Finance B.V., are limited to an aggregate principal amount at maturity of approximately USD 253 million (PLN 1,041 million as of September 30, 1999) and are issued at a discount to their principal amount at maturity to generate gross proceeds of approximately USD 150 million (PLN 493 million at historical exchange rate). The Notes will mature on July 1, 2007. Cash interest does not accrue on the Notes prior to July 1, 2002. The obligations of PTC International Finance B.V. under the Notes are fully and unconditionally guaranteed by the Company on a senior subordinated and unsecured basis pursuant to the Company Guarantee. The net proceeds from the Notes are loaned to the Company.

      The Notes are traded publicly in the United States and their market value as of September 30, 1999 was 69% of the nominal value (USD 175 million or PLN 720 million as of September 30, 1999) whilst the carrying amount is PLN 781 million.


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                                     - 39 -

               POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARY
            Notes to the Condensed Consolidated Financial Statements
                              (in thousands of PLN)
--------------------------------------------------------------------------------

      Construction payables are liabilities to GSM construction vendors. The Company began financing these liabilities in 1998 through its loan facility agreement, discussed below and through operating cash flow. The above December 31, 1998 balance was to be financed through the long-term loan facility and was hence classified as long-term. However, at September 30, 1999 the loan facility available was no longer sufficient to ensure that these would be settled through the facility. Therefore, all construction payables at September 30, 1999 were classified as short-term.

      The fees for the Company's GSM 900 and 1800 licenses are denominated in EUR and payable in installments. These deferred payments have been discounted at 6.78% (GSM 900 license from 1996) and at 9.52% (GSM 1800 license from 1999), which approximated the market rate for EUR as of the date of acquisition of the license. The unaudited balances payable as of September 30, 1999 are presented below:

                                        EUR'000        EUR'000         PLN'000
      Maturity                          nominal       discounted      discounted
      --------                          -------       ----------      ----------

      Due in one year (see Note 15)      51,035          48,716         214,241
      Due in year two                    72,815          65,458         287,862
      Due in year three                  16,716          12,835          56,446
                                        -------         -------         -------
                                        140,566         127,009         558,549
                                        =======         =======         =======

      The balances payable as of December 31, 1998 were:

                                        EUR'000         EUR'000        PLN'000
      Maturity                          nominal        discounted     discounted
      --------                          -------        ----------     ----------

      Due in one year (see Note 15)      15,730          15,496          63,419
      Due in two to five years           90,420          80,910         331,124
                                        -------         -------         -------
                                        106,150          96,406         394,543
                                        =======         =======         =======


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                                     - 40 -

               POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARY
            Notes to the Condensed Consolidated Financial Statements
                              (in thousands of PLN)
--------------------------------------------------------------------------------

16.   Long-term liabilities (continued)

      On December 17, 1997 the Company signed a loan facility agreement with a consortium of banks organized by Citibank N.A. Subsequently, the Company made drawings of PLN 1,087 million, which consisted of DM 230 million (equivalent of PLN 517 million as of September, 1999) and PLN 570 million (equivalent of DM 254 million as of September 30, 1999) borrowings. The main terms of the agreement are as follows:

      Facility limit                       equivalent of DM 672 million
      Interest                             LIBOR or WIBOR
                                           plus margin of  0.95% p.a. stepping
                                           down to 0.40% p.a.
      Commitment fee                       0.375%
      Collateral                           pledge of Company's assets, rights
                                           and shares
      Repayment date (last installment)    December 17, 2005

      In August 1999, the Company's operating shareholders (Elektrim S.A., DeTeMobil and MediaOne) extended USD 75 million (PLN 309 million as of September 30, 1999) in subordinated loans as follows: Elektrim S.A., equivalent of USD 40 million, DeTeMobil, USD 17.5 million; and MediaOne, USD 17.5 million. Each shareholder loan bears an interest rate of 12.5% compounded semi-annually on June 17 and December 17, and a repayment date for principal amounts and accrued interest is June 19, 2006.

17.   Provisions for liabilities and charges

                                At September 30,    At December 31,
                                     1999                1998
                                     ----                ----
                                  (unaudited)

      Social fund                    1,608                 778
      Other provisions                  --               1,333
                                     -----               -----
                                     1,608               2,111
                                     =====               =====

      The social fund is an employer's obligation based on a mandated calculation based on the number of employees and the monthly minimum wage in Poland. The amounts calculated under this formula must be used for the benefits of the employees.


--------------------------------------------------------------------------------

               POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARY
            Notes to the Condensed Consolidated Financial Statements
                              (in thousands of PLN)
--------------------------------------------------------------------------------

18.   Share capital

                                                                        At September 30,    At December 31,
                                                                              1999               1998
                                                                              ----               ----
                                                                          (unaudited)
      Allotted, called-up and fully paid:
      471,000 ordinary shares of 1,000 PLN each                             471,000             471,000
                                                                            =======             =======

19.   Finance Lease

      On March 25, 1997 the Company entered into a finance lease agreement relating to its new headquarters building and underlying land. The term of the lease is 15 years and the Company has a right to acquire the leased asset at the end of the lease. The Company relocated to its new headquarters buildings in two stages, in second half of 1998 and in mid 1999.

      The headquarters lease obligation, consisting of two buildings, first occupied in 1998 and second in August 1999, is denominated in USD and payable in PLN. The nominal value of future lease payments is USD 110.1 million (PLN 453 million as of September 30, 1999). This consists of USD
      47.7 million 62.4 million for the 1st and 2nd buildings, respectively. This consists of combined minimum monthly payments of USD 598.8 thousand (PLN 2.464 as of September 30, 1999) and the combined purchase options of USD 11.8 million (PLN 48.5 million as of September 30, 1999) that is broken down as USD 5.7 million and 6.1 million for the 1st and 2nd building respectively.

      Annually, the Company`s lease liabilities are changed based on the U.S. consumer price index ("CPI"). In 1999, this resulted in an increase in minimum monthly payments of only USD 4.3 thousand (PLN 17,7 thousand as of September 30, 1999).

20.   Dividend restriction

      The Company's statutory financial statements are prepared in accordance with Polish accounting regulations. Dividends may only be distributed from the net profit reported in the Polish annual statutory financial statements. As of 30 September 1999, the Company has no net profit available for distribution.


--------------------------------------------------------------------------------

               POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARY
            Notes to the Condensed Consolidated Financial Statements
                              (in thousands of PLN)
--------------------------------------------------------------------------------

21.   Supplementary cash flow information

      Cash and cash equivalents consists of cash on hand, balances deposited with banks and short-term, highly liquid investments.

                                                              At September 30,    At December 31,
                                                                   1999                1998
                                                                   ----                ----
                                                                (unaudited)
      Balances deposited with banks:
        Current accounts                                           29,217               2,958
        Term deposits with original maturity of less then
          90 days                                                  81,171               2,540
        Social fund cash                                            1,123                  59
      Cash on hand                                                    437                 138
                                                                  -------             -------
                                                                  111,948               5,695
                                                                  =======             =======

      At September 30, 1999 the Company revalued cash on hand and balances deposited with banks denominated in foreign currencies. The net result of the revaluation was PLN 181 of foreign exchange losses.

22.   Future financing

      As of September 30, 1999 the Company had negative current assets and obligations and commitments exceeding the available financing sources. The Company is planning to issue additional long-term notes during the fourth quarter of 1999 in order to secure financing for its obligations and commitments. The issuance of these notes requires certain waivers from the current Company lenders. There is no guarantee that the financing will be obtained or the waivers will be obtained. Meeting the Company's current obligations and commitments is dependent on successful completion of the intended issue of long-term notes, as discussed above, or achievement of alternative financing.


--------------------------------------------------------------------------------

               POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARY
            Notes to the Condensed Consolidated Financial Statements
                              (in thousands of PLN)
--------------------------------------------------------------------------------

23.   Supplementary Information to IAS Financial Statements

      A reconciliation of the Company's consolidated net profit (loss) under Polish statutory accounting regulations and International Accounting Standards is summarized as follow:

                                                     Net loss for                             Net loss for
                                                  three months ended                        nine months ended

                                           September 30,       September 30,        September 30,         September 30,
                                               1999                1998                 1999                  1998
                                               ----                ----                 ----                  ----
                                            (unaudited)         (unaudited)          (unaudited)           (unaudited)
      Polish Accounting
        Regulations                           (61,762)             (23,397)            (176,153)               13,820

      Foreign translation difference             (472)                  --               (1,784)                   --
      IAS adjustment for GSM
        license amortization                    1,141                1,140                3,422                 3,380
      IAS adjustment for GSM
        license discount                       (5,341)              (6,033)             (17,060)              (17,973)
      Unrealized foreign exchange
        differences                           (11,938)             (14,070)              (4,227)                3,454
      Finance lease                             1,561               (4,229)                 450                (4,229)
      IAS assets adjustment                      (864)                  --               (5,512)                   --
      Deferred tax benefit/
        (charge)                               12,241                1,197                5,053               (26,267)

                                             --------             --------             --------              --------
      International Accounting
        Standards                             (65,434)             (45,392)            (195,811)              (27,815)
                                             ========             ========             ========              ========


--------------------------------------------------------------------------------

               POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARY
            Notes to the Condensed Consolidated Financial Statements
                              (in thousands of PLN)
--------------------------------------------------------------------------------

23.   Supplementary Information to IAS Financial Statements (continued)

                                                   Shareholders' equity at

                                               September 30,        December 31,
                                                   1999                1998
                                                   ----                ----
                                                (unaudited)
      Polish accounting
        Regulations                               113,706             289,758
      Foreign translation difference
                                                   (1,829)                 56
      IAS adjustment for GSM
        License amortization                       14,481              11,059
      IAS adjustment for GSM
        License discount                          (47,642)            (30,582)
      Unrealized foreign exchange
        differences                                 6,059              10,286
      Finance lease                                 2,554               2,104
      IAS assets adjustment                         6,220              11,732
      Deferred tax benefit/
        (charge)                                    7,479               2,426
                                                 --------            --------
      International Accounting
        Standards                                 101,028             296,839
                                                 ========            ========

      The above differences are caused by the following reasons:

      o Recognition of the long-term license liabilities at present value for IAS purposes, while they were recorded at undiscounted nominal value under Polish accounting regulations. This accounting results in higher interest expense under IAS, which is partially offset by lower amortization expense (for the first license) and foreign exchange losses.

      o Reversal of unrealized foreign exchange gains recognized in 1998 as financial income for IAS purposes but deferred for PAS purposes.

      o Difference in treatment of assets held under finance lease and other capital assets written off for PAS purposes.

      o Adjustment to deferred tax on temporary differences in preceding adjustments.


--------------------------------------------------------------------------------

               POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARY
            Notes to the Condensed Consolidated Financial Statements
                              (in thousands of PLN)
--------------------------------------------------------------------------------

24.   Differences between IAS and U.S. GAAP

      The Company's consolidated financial statements are prepared in accordance with International Accounting Standards, which differ in certain respects from U.S. GAAP.

      The effect of the principal differences between IAS and U.S. GAAP in relation to the Company's consolidated financial statements are presented below, with explanations of certain adjustments that affect total consolidated net result for the periods from January 1, 1999 to September 30, 1999 and from January 1, 1998 to September 30, 1998 and consolidated net assets as of September 30, 1999 and December 31, 1998:

      Reconciliation of consolidated net profit/(loss):

                                                            Three months ended                Nine months ended

                                                      September 30,     September 30,    September 30,     September 30,
                                                          1999              1998             1999              1998
                                                          ----              ----             ----              ----
                                                       (unaudited)       (unaudited)      (unaudited)       (unaudited)
      Consolidated net profit / (loss) reported          (65,434)          (45,392)        (195,811)          (27,815)
      under IAS

      U.S. GAAP adjustments:

      (a) Removal of foreign exchange
          differences capitalized for IAS                (45,479)          (34,436)         (40,375)          (30,795)

      (b) Depreciation and amortization of
          foreign exchange                                 1,596               952            4,459             2,748

      (c) Development and start-up cost
          capitalized                                        896                16           (6,779)               --

      (d) Amortization of consulting fees
          capitalized                                         --               915               --             2,739

                                                        --------          --------         --------          --------
      Consolidated net profit / (loss)
      under U.S. GAAP                                   (108,421)          (77,945)        (238,506)          (53,123)
                                                        ========          ========         ========          ========


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                                     - 46 -

               POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARY
            Notes to the Condensed Consolidated Financial Statements
                              (in thousands of PLN)
--------------------------------------------------------------------------------

24.   Differences between IAS and U.S. GAAP (continued)

      Reconciliation of consolidated net assets:

                                                           At September 30,     At December 31,
                                                                1999                  1998
                                                                ----                  ----
                                                             (unaudited)
      Consolidated net assets reported under IAS               101,028               296,839
      U.S. GAAP adjustments:
      (a) Removal of foreign exchange differences             (125,391)              (85,016)
          capitalized for IAS
      (b) Depreciation and amortization on above                11,844                 7,385
      (c) Development and start-up costs
          capitalized - net                                     (6,779)                   --
                                                              --------              --------
      Consolidated net assets under U.S. GAAP                  (19,298)              219,208
                                                              ========              ========

      (a)   Removal of foreign exchange differences capitalized for IAS

      In accordance with IAS 23, "Borrowing Costs", the Company capitalizes financing costs, including interest and foreign exchange gains or losses, into assets under construction.

      For tangible fixed assets under construction, the Company capitalizes interest and foreign exchange gains or losses incurred and directly attributable to the acquisition and construction of the qualifying assets that would have been avoided if the expenditure on the qualifying assets had not been made. The financing costs are capitalized only during the period of construction of the qualifying assets (see Note 12). As explained in Note 4.b., the Company capitalized financing costs attributable to the acquisition of its GSM 900 and 1800 licenses, including interest on the related long-term obligation and foreign exchange losses because the GSM 900 and 1800 licenses are integral parts of the network.

      Under Statement of Financial Accounting Standards 52 "Foreign Currency Translation", however, foreign exchange losses relating to financing obligations should be included in the statement of operations of the Company. Consequently, the amounts of foreign exchange differences capitalized in accordance with IAS 23 in the Company's financial statements are expensed under U.S. GAAP.


--------------------------------------------------------------------------------

               POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARY
            Notes to the Condensed Consolidated Financial Statements
                              (in thousands of PLN)
--------------------------------------------------------------------------------

24.   Differences between IAS and U.S. GAAP (continued)

      (b)   Depreciation and amortization

      The U.S. GAAP adjustments for depreciation and amortization shown above represent the amounts of depreciation and amortization charges relating to capitalized foreign exchanges differences in the Company's IAS financial statements. Since under U.S. GAAP these foreign exchange differences are not permitted to be capitalized and are instead expensed, the depreciation and amortization of these capitalized differences under IAS has been reversed.

      (c)   Development and start-up costs capitalized

      The Company capitalized in 1996 certain start up costs amounting to PLN 16,811. Following the issuance of SOP 98-5 in the United States, the Company has expensed for U.S. GAAP purposes in 1999 the net book value of the above costs previously capitalized.


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                                     - 48 -